UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 12 to SCHEDULE 13D
Under the Securities Exchange Act of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
(604) 687-1717

Copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,827,888 (1)

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 42,827,888 (1)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,827,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.46% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 25,452,888 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 17,375,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of August 12, 2024, plus 17,375,000 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 43,627,888 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,627,888 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,627,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.91% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 25,452,888 Shares, warrants to purchase 17,375,000 Shares, and options exercisable for 800,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of as of August 12, 2024, plus 18,175,000 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”) with respect to the common stock of Augusta Gold Corp. (the “I ssuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Mr. W arke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 14 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 12 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

(i)	Augusta Investments acquired the additional 37,500 Shares using working capital.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D as is hereby amended to add the following at the end thereof:

(i)	Augusta Investments acquired the additional 37,500 Shares through open market purchases in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Amended Schedule 13D is hereby amended as follows:

(a)-(b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 85,929,753 shares of Common Stock issued and outstanding as of August 12, 2024, as reported on the Issuer’s Form 10-Q filed with the Commission on August 12, 2024) are as follows:

Augusta Investments

Augusta Investments owns Warrants to purchase an additional 17,375,000 shares of Common Stock. Augusta Investments is deemed to beneficially own the 17,375,000 shares of Common Stock issuable upon exercise of the Warrants. Mr. Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer. Augusta Investments has sole voting power and sole dispositive power with respect to a total of 42,827,888 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Augusta Investments represents approximately 41.46% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i)	Sole power to vote or to direct the vote: 42,827,888 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 42,827,888 shares of Common Stock.

(iv)	Shared power to dispose or direct the disposition: 0 shares.

Richard Warke

Mr. Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer. Therefore, Mr. Warke beneficially owns Warrants to purchase an additional 17,375,000 shares of Common Stock held by Augusta Investments and beneficially owns the 800,000 shares of Common Stock issuable upon exercise of the Option granted to him by the Issuer. Mr. Warke has sole voting power and sole dispositive power with respect to a total of 43,627,888 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Mr. Warke represents approximately 41.91% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i)	Sole power to vote or to direct the vote: 43,627,888 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 43,627,888 shares of Common Stock.

(iv)	Shared power to dispose or direct the disposition: 0 shares.

Item 5(c) of the Amended Schedule 13D is hereby amended as follows:

(c) August

Date	Number of Shares	Purchase Price
09/13/2024	500	C$0.74 (US$0.54 using exchange rate of 1.3586)
09/18/2024	5,000	C$0.82 (US$0.60 using exchange rate of 1.3590)
09/19/2024	7,000	C$0.86 (US$0.63 using exchange rate of 1.3563)
09/19/2024	5,000	C$0.87 (US$0.64 using exchange rate of 1.3563)
09/19/2024	5,000	C$0.88 (US$0.65 using exchange rate of 1.3563)
09/24/2024	15,000	C$0.96 (US$0.71 using exchange rate of 1.3468)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On September 30, 2024, the Issuer and Augusta Investments entered into a Second Amendment (the “Second Amendment”) to its amended and restated secured promissory note issued to Augusta Investments on March 27, 2024, as amended by the Amendment Number One, dated June 28, 2024 (as amended through June 28, 2024, the “Amended and Restated Note”).

The Second Amendment amends Section 1 of the Amended and Restated Note to (i) extend the maturity date (the “Maturity Date”) of the Amended and Restated Note from September 30, 2024 to April 30, 2025, (ii) approve an extension fee to Augusta Investments of $71,748.00 (the “Extension Fee”), and (iii) provide that Augusta Investments will loan to the Issuer US$5,479,941.03 (the “Additional Loan Amount”), an amount equal to all interest and fees payable on the loan under the Amended and Restated Note through September 30, 2024 (including the amount of the Extension Fee), which the Issuer will immediately repay to Augusta Investments in full satisfaction of all interest and fees payable through September 30, 2024.

In addition, any remaining amount of interest payable from October 1, 2024 through the Maturity Date, will not become due and payable under the Amended and Restated Note until the Issuer obtains approval for the payment of such interest from the disinterested shareholders of the Issuer in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). If the Issuer does not obtain the necessary approval from the Issuer’s disinterested shareholders by April 30, 2025, then at any time immediately following such date until such approval from the Issuer’s disinterested shareholders is obtained, the principal amount outstanding under the Note will become immediately due and payable in full upon delivery of written notice by Augusta Investments to the Issuer making demand for immediate payment of the Note.

Other than the amendments as set forth above, the Second Amendment and the Amended Schedule A did not amend, alter, restate or otherwise change the principal terms and conditions of the Amended and Restated Note as described in Item 1.01 of the Issuer’s Current Reports as filed on September 19, 2022, March 28, 2024 and July 5, 2024, which disclosure is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 1, 2024

AUGUSTA INVESTMENTS INC.

/s/ Richard Warke
Name: Richard Warke
Title: President

/s/ Richard Warke
Richard Warke